July 6, 2007

Mr. Frank Wyman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D. C. 20549

Dear Mr. Wyman,

We are in receipt of your letter dated June 28, 2007 and will respond as soon as possible. We are requesting a delay in our response to on or before August 10, 2007 due to the following:

1.	We are in the process of closing the third fiscal quarter ended June 30, 2007 and have a small staff.

2.	We have a number of people taking vacation and therefore our small staff is further impacted.

3.	We want to have adequate time to provide a comprehensive and clear response so that we can satisfactorily resolve these issues.

We would like to discuss your comment letter and our response with you before we submit our final response so that we can be sure to fully answer all your current questions and comments.

Sincerely,

/s/ Joseph T. Kingsley

J. T. Kingsley

Chief Financial Officer